Exhibit 99.1

IMRIS receives FDA clearance for next generation VISIUS Surgical Theatre

Most advanced Siemens MR scanners provide highest intraoperative image quality and best workflow available

MINNEAPOLIS, Feb. 13, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced US Food and Drug Administration clearance of the newest generation VISIUS® Surgical Theatre which integrates Siemens' latest high-field MR scanners.

The new core imaging technology based on Siemens Aera 1.5T(tesla) and Skyra 3.0T technology helps IMRIS deliver better image quality with higher signal-to-noise ratio, faster 3D image acquisition, and improved ease-of-use and workflow during neurosurgical procedures using intraoperative MRI (iMRI).

"These high-field intraoperative scanner options will give a hospital's clinical team imaging applications and image quality that increase productivity," said IMRIS President and CEO Jay D. Miller. "We are bringing the latest and unequaled imaging technology into the operating room where it can make the most difference - during the surgery. IMRIS systems have been used in over 13,000 cases worldwide to improve outcomes in brain tumor and epilepsy surgeries in particular."

The addition of these MR systems expands the industry-leading 1.5T and 3.0T MRI choices hospitals have when considering the unique, ceiling-mounted IMRIS solution for intraoperative imaging which brings the MRI to the patient during the procedure.

The first installation of this new generation VISIUS Surgical Theatre will be a four-room hybrid operating room suite, known as the Center for Surgical Innovation (CSI) at Dartmouth-Hitchcock Medical Center in Lebanon, NH. "Surgeons are too often limited by what they cannot see - anatomy that is difficult to reach or diseases that are not visible to the naked eye," says Sohail Mirza MD, medical director of CSI and chair of orthopedics at Dartmouth-Hitchcock. "The advanced integration of state-of-the-art imaging tools in CSI will allow surgeons and engineers to innovate like never before, rapidly developing, testing, and validating new surgical tools and techniques, with the goal of achieving better, safer, and, in some cases, less-costly care for patients everywhere."

The Dartmouth-Hitchcock installation will also include a VISIUS intraoperative CT (iCT), which utilizes the technology of the 64-slice Siemens SOMATOM® Definition AS scanner, making it the only operating suite in the world with both VISIUS iMRI and iCT modalities able to serve multiple operating rooms (ORs) without moving the patient.

Inside a VISIUS Surgical Theatre equipped with either high-field iMRI or iCT, surgeons have on-demand access to real-time data and state-of-the-art imaging, during the procedure from the OR table. The Company also designs and manufactures proprietary head fixation devices, imaging coils, and OR tables for use in this unique and multifunctional intraoperative environment.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 56 leading medical institutions around the world.

Image with caption: "The IMRIS VISIUS Surgical Theatre with intraoperative MRI (iMRI) now has integrated into it the latest generation MR scanners based on Siemens technology. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140213_C4061_PHOTO_EN_36714.jpg

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

CO: IMRIS Inc.

CNW 15:11e 13-FEB-14